John A. Niemoeller
Senior Vice President, Counsel, and
Assistant Corporate Secretary
First Horizon Corporation
165 Madison Ave., Memphis TN 38103
VIA EDGAR

December 30, 2024

Ms. Laura Nicholson
Ms. Amanda Ravitz
United States Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, NE
Washington, D.C. 20549-3561

Re:    First Horizon Corporation (“FHN” or “we” or “the Company”)
Definitive Proxy Statement on Schedule 14A Filed March 11, 2024
Response dated December 5, 2024
File No. 001-15185

Dear Ms. Nicholson and Ms. Ravitz:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2024, addressed to Mr. D. Bryan Jordan, our Chief Executive Officer, regarding the above-referenced filing, and of the follow-up letter from the Staff dated December 20, 2024 pertaining to our response dated December 5, 2024 to the Staff's first letter. We appreciate the Staff’s careful review of our filing and of our response letter. For your convenience, we have included the follow-up Staff comment below in boldface followed by our response.

Response dated December 5, 2024
Pay Versus Performance, page 93
1.    We note your response to prior comment 2, and your statement that if a non-GAAP or otherwise adjusted measure is your Company-Selected Measure, you will explain in narrative how the measure “is related to GAAP measures.” Please confirm, if true, that in future filings where your Company-Selected Measure is a non-GAAP measure, you will disclose how the number is calculated from your audited financial statements. See Item 402(v)(2)(vi) of Regulation S-K.

Response
We understand and appreciate this comment. We have reviewed both Staff letters and our December 5 response, and we agree with the Staff's follow-up comment. In future proxy statement/Schedule 14A filings in which pay versus performance disclosures under Regulation S-K Item 402(v) are required, whenever the Company-Selected Measure is a non-GAAP measure, we will explain in narrative how the Measure is calculated from our audited financial statements as required by Item 402(v)(2)(vi) of Regulation S-K.

Ms. Laura Nicholson
Ms. Amanda Ravitz
December 30, 2024

* * * * * *
First Horizon Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its proxy statement/Schedule 14A filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope our response adequately addresses the comments raised in your letter. Any questions with respect to the foregoing should be directed to the undersigned at (901) 523-4170 or janiemoeller@firsthorizon.com, or to Peter V. Letsou at (901) 523-4523 or peter.letsou@firsthorizon.com.

Sincerely,
/s/ John A. Niemoeller
John A. Niemoeller